GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

July 10, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated June 12, 2012, addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the year ended December 31, 2011

Item 6. Selected Financial Data, page 21

1.	In light of the nature of your business, we believe your table of financial data on page 21 should include net sales or operating revenues or a similar GAAP measure of revenue. Accordingly, please revise the Results of Operations data to include Revenues (not the discretionary line item entitled Gross Income), as reported in your Statements of Comprehensive Income See Instruction 2 to Item 301 of Regulation S-K.

In future filings, we will revise our table of selected financial data to include our applicable GAAP measure of Revenues rather than Gross Income. We note that the amounts reported in the table of selected financial data substantially represent a summary of information included elsewhere in our filings and, therefore, we believe that this change is immaterial.

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

Consolidated Statements of Comprehensive Income, page 53

2.	Reference is made to the line items Lease Income and Other Income within Revenues in your Statements of Comprehensive Income. We note from your revenue recognition policy that Other Income includes repair revenues. We also note, as detailed on page 4, that you operate an extensive network of service facilities that is supplemented by a number of third-party service centers that perform repair, maintenance and modification services on leased railcars. However, it is unclear if the repair revenues separately reported within Other Income include all maintenance service revenues from the full-service lease contracts under which you maintain the railcars under the majority of your leases. In this regard, we also note that Maintenance expense in your Statements of Comprehensive Income significantly exceeds the amount of Other Income in each period presented. If you have bundled the rental income and maintenance service revenue components of your full-service lease contracts solely within Lease Income, please tell us why you believe this presentation is in accordance with Rule 5-03(b)(1)(c)-(d) of Regulation S-X, which provides for a separate presentation of income from rentals and revenues from services, if each of these types of revenue exceed 10% of consolidated revenues.

Amounts reported as Lease Income in our Rail segment represent revenues received from our full service leases. An explanation of our accounting and reporting polices with respect to that line item is provided in our response to Comment No. 3.

In addition to Lease Income, GATX receives incremental repair revenue from lessees that we report as part of Other Income. Substantially all of these repair revenues relate to services attributable to our railcars that are not covered by the maintenance clause of the lease and, therefore, are the responsibility of the lessee. Such services include, but are not limited to, railcar cleaning, repair of damage or abuse, and application of specialized paint or railcar linings. These services occur throughout the lease term but also occur at lease termination and may involve repairs required in order for lessees to comply with the railcar return conditions stipulated in the lease agreements. It is important to note that substantially all repair revenue is received from our lessee customers as we do not market these services separately from our leasing activities. Further, we do not manage these supplemental service activities as a separate profit center or consider this function to be an income producing business. Rather, we view this revenue as essentially a reimbursement of our costs to return the leased assets to their required condition.

In accordance with ASC Topic 605, we report this revenue on a gross basis in Other Income as GATX typically is the primary obligor in the arrangements and either performs the work itself or selects the supplier who will perform the service on our behalf. Repair revenues included in Other Income were $44.5 million, $37.1 million and $36.7 million, respectively, in 2011, 2010 and 2009. These amounts did not exceed the 10% threshold provided in Rule 5-03(b) of Regulation S-X and, therefore, we were not required to separately report these amounts with related direct expenses.

3.	It appears the primary purpose of your full-service lease arrangements is the lease of railcars, and the related maintenance services would not occur absent the lease or rental of the railcar. There are a number of situations where different elements of revenue producing activities are bundled within an integrated arrangement, and the various material revenue components are presented separately in the financial statements. For example, some companies may primarily sell a product and complement the sale of that product with a service (e.g., installation, repairs, etc.), while others primarily provide a service activity and also sell a product to complement their service activity. Although an integrated

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

arrangement may contain several revenue producing components, please note that the guidance in Rule 5-03(b)(1) of Regulation S-X does not specifically provide that an integrated arrangement with various revenue producing components is viewed solely as one type of activity. It appears that the substance of each of the different revenue producing components, rather than whether the arrangement is contained in one integrated contract or in separate contracts, should be considered in presenting disaggregated financial information in your financial statements. Assuming that you have bundled the rental income and service revenue components of your full-service lease contracts in your financial statements, please present these different revenue components on a separate and disaggregated basis. In this regard, we note the disclosure on page 3 that you offer net leases for railcars under which the lessee is responsible for maintenance, insurance and taxes. This should provide you with a reasonable basis for allocating amounts between the rental income and maintenance service revenue components of your full-service lease contracts. In addition, the direct costs and expenses associated with the leasing (rental) and service activities should also be presented separately in accordance with Rule 5-03(b)(2) of Regulation S-X. Please revise or advise, as appropriate.

Rule 5-03(b) of Regulation S-X provides for the separate presentation of different revenue producing components (and associated direct expenses), including rentals and services, if these amounts exceed 10% of consolidated revenues. In the case of our full service leases, we do not believe that the inclusion of executory costs in the lease contracts constitutes a bundled arrangement of multiple elements. Accordingly, we believe our current presentation is appropriate.

With respect to the revenues we earn from our full-service lease contracts, we follow the guidance in ASC 840-10-15-19, which provides that an arrangement should be separated into (a) the lease elements, including related executory costs and (b) the non-lease elements. Executory costs are defined in ASC 840-10-25-1(d) (and elsewhere in ASC Topic 840) as insurance, maintenance and taxes in connection with the leased property. In accordance with ASC 605-25-15-3A and ASC 605-25-55-3, we account for the lease elements under the guidance in ASC Topic 840. To the extent that non-lease elements (such as repair revenues as discussed in our response to Comment No. 2) are present, those are accounted for in accordance with other applicable GAAP guidelines, including ASC Topic 605.

Our full-service leases are marketed, priced and managed as fully integrated service arrangements to provide the use of a fully functioning railcar. Under our full-service leases, GATX is generally obligated to:

1.	Maintain each car in accordance with the Association of American Railroads Rules and the rules and regulations of the US Department of Transportation;
2.	Pay all ad valorem property taxes on the cars and file all necessary returns and reports for such taxes; and
3.	Provide appropriate property insurance covering “all-risks” of physical loss or damage or destruction of the equipment.

We believe that this full-service approach is consistent across the industry as customers typically lack the technical capability and economies of scale to effectively and economically maintain these complex assets in compliance with ever-changing regulatory requirements.

Any lessee reimbursement of our executory costs (insurance, maintenance and taxes) relates to the ownership of the assets and does not represent substantial services (e.g., significant operating services) as

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

discussed in the Basis for Conclusion in EITF Issue 01-8, “Determining Whether an Arrangement Is a Lease.” Therefore, we account for all full-service lease receipts, including any amounts that may relate to executory costs, as minimum lease payments from operating leases. Accordingly, we have interpreted “income from rentals” consistent with the separation criteria in ASC 840 noted above and believe that payments received for executory costs such as maintenance, insurance and taxes are appropriately included in that amount and a separate presentation of income from rentals and services is not applicable. While we understand and respect the purpose of Rule 5-03(b) of Regulation S-X (i.e., to provide disaggregated financial information when income is derived from more than one revenue stream), we do not believe it is applicable in this case.

In addition, several other factors provide further support to our position that separately reporting rental income and payments for executory costs would not be applicable to our full service leasing business.

First, railcar lease rates are driven by market conditions and the supply and demand for a particular car type without regard to any specific allocation among lease and executory cost components (e.g., maintenance). For example, the full-service lease rate for two otherwise identical cars will be the same regardless of whether one of the cars recently underwent a significant maintenance event and the other car was likely to require the same or similar service during the lease term. If GATX was able to manage this scenario as two separate revenue streams, we would operate our railcar fleet differently. Specifically, we would increase the full-service lease rates for railcars that were likely to require more maintenance during the lease term. This is not the way we manage our railcar fleet and is not reflective of how the market operates.

Second, we believe that a reasonable allocation between lease and maintenance components is not readily available and any attempt to force such an allocation would be arbitrary and subjective. As the Staff observes, GATX does offer net leases for railcars, however, our net leases are generally limited to certain freight car types with minimal relative maintenance requirements that are not reflective of our overall fleet. In contrast, our full service lease fleet consists primarily of tank cars, which have much more complex maintenance requirements. Thus, our existing net leases do not provide a useful proxy to apply to our full service railcar fleet. We manage executory costs such as maintenance, insurance and taxes as costs of ownership across the entire fleet. We believe that the presentation of a derived maintenance revenue measure would be inappropriate and misleading because investors may infer that this amount represents our return on all incurred executory costs, including maintenance, which is not the case.

Finally, we believe that any allocation would provide little useful information for investors. The Staff has cited certain examples where different elements of revenue producing activities are bundled within an integrated arrangement and the various revenue components are presented separately in the financial statements, specifically, the sale of a product complemented with a service (such as installation, repairs, etc.), or a service activity that also includes a product. We believe there is an important distinction between our business model and the examples noted. The delivery of the service or product in those cases represents a discrete event with the recognition of related costs occurring at the same time. In our case, revenue is recognized over the term of lease in accordance with ASC Topic 840 while the timing of maintenance events is dependent upon a number of variables, many of which are substantially beyond our control, including: Customer behavior, timing of lease renewals and assignments to new lessees, railcar-specific maintenance events, life cycles of various railcar types and regulatory mandates. Similarly, the amount of property taxes incurred on a particular car depends on the particular tax jurisdictions in which the car operates. As a result, any profit margin derived based upon an arbitrary revenue allocation, combined with volatile and uncorrelated expenses would not be meaningful to users of our financial statements. More importantly, we believe that providing such an allocation on the face of the income

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

statement would imply to users a correlation between the derived service revenue component reported and the maintenance or property tax expense recognized in a given period; no such correlation exists.

Based upon the foregoing, we believe that our full-service leasing business is not comprised of multiple revenue producing components under Rule 5-03(b)(1) of Regulation S-X, but rather is representative of a single leasing arrangement and related executory costs. Accordingly, we believe our current presentation is consistent with GAAP and is appropriate and representative of the way the business is operated and managed.

Consolidated Statements of Comprehensive Income, page 53

4.	Reference is made to your classification of “Share of affiliate earnings” within a discretionary line item entitled Gross Income. In general, the guidance in Rule 5-03(b)(12) provides for the reporting of equity in earnings of equity method investees after income tax expense and before Net Income on the face of an income statement. A different position may be justified by circumstances where the activities of the investee are very similar to the core business of a registrant. However, with respect to the nature of the activities and processes, the types of customers, and the methods of providing service, there appears to be a number of dissimilarities between the activities of your equity method investees and your core business activities of leasing major types of railcars and operating vessels that transport dry bulk commodities. Specifically, there are dissimilarities between your core business described above and the activities of your affiliated companies, which are described on page 7 as (i) aircraft spare engine leasing, (ii) liquid bulk shipping and transporting of petrochemical gases, crude oil and liquefied natural gas, and (iii) gas compression equipment leasing. Although these joint venture activities are in the overall leasing and shipping category, the activities of these entities appear to entail significantly different risks than your core business activities. For example, in your discussion of risk factors on page 13, you state that “GATX is exposed to various risks associated with the commercial aviation industry, including geographic exposure and customer concentrations unique to that industry.” In addition, the risks and activities involved in liquid bulk shipping and transporting of petrochemical gases, crude oil and liquefied natural gas appear to be different than those involved in transporting dry bulk commodities, as provided by ASC in its core business. In light of these factors, please reclassify “Share of affiliate earnings” in your Statements of Comprehensive Income, as appropriate.

There are substantial similarities between our core businesses and the businesses of each of our affiliated companies. In Rail, we lease tank cars, freight cars and locomotives in North America and Europe. Each of our Rail affiliates (two in North America and one in Europe) owns, leases, and manages railcar assets, and their underlying markets are similar to the markets in which Rail operates. In addition, Rail’s segment manager is active in the oversight of our investments in these affiliates. Accordingly, we believe reporting these affiliates’ earnings in Gross Income for the Rail segment is appropriate.

In Portfolio Management, the core business strategy is to generate attractive risk-adjusted returns by investing in long-lived, widely-used assets. We focus on maximizing the value of our owned investment portfolio, which includes direct finance and operating leases for a number of different equipment types, marine barges on charter agreements, loan investments secured by shipping container assets, residual sharing arrangements and other third party portfolio management activities. By design and operation, the Portfolio Management segment is comprised of a group of diversified, long-lived, non-rail investments. Similarly, our Portfolio Management affiliates represent a collection of investments operating a variety of

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

long-lived, non-rail assets. Affiliate investments vary by asset type (e.g., spare aircraft engines, vessels and gas compression equipment) and investment structure (e.g., operating leases, finance leases, charter services and residual sharing agreements). Similar to Rail, the Portfolio Management segment manager is active in the oversight of our investments in these affiliates. While individually, each of these affiliates may operate in dissimilar activities, that diversity is consistent with Portfolio Management’s strategic objectives. Accordingly, we believe reporting affiliates’ earnings in Gross Income for the Portfolio Management segment is appropriate.

Our share of affiliates’ earnings provides a material contribution to the Company’s investment returns and is included in segment profit, a key measure used by management to assess the performance of our segments (and GATX’s consolidated results). As a result, we believe that our current presentation is justified under Regulation S-X and is consistent with how the Company is operated and managed.

Consolidated Statements of Comprehensive Income, page 53

5.	We note from your Statements of Comprehensive Income that you present asset remarketing income, which presumably includes the gain on sales of railcars and shipping vessels, as a component of revenue. We also note from the business section of your Form 10-K that you primarily lease railcars pursuant to full-service leases and selectively remarket assets, including managed assets, often generating fees and gains from these sales. You disclose that the lease terms for railcars generally range from three to ten years, with renewals ranging from one to five years. Also, it appears that your Portfolio Management segment leases marine vessels and you disclose that you typically remarket these assets at the end of their lease term. In this regard, it appears that you do not have temporary short-term leases on railcars or marine vessels, but instead generate revenue on long-term leases. Further, on your balance sheet, it appears that you have not segregated any of the assets that you intend to sell from your operating assets. Since the main operations of your business involve extended leasing, it is unclear to us how you have determined that it is appropriate to recognize two different revenue streams (i.e. leasing of asset and sale of asset) from the same asset. In this regard, we believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. A preferred method would be to treat such amounts as adjustments to depreciation expense. In the absence of specific accounting literature that clearly supports your current presentation, we believe you should revise your financial statements.

We note that applicable authoritative guidance does not explicitly define revenues or gains. Nor does the guidance provide a definitive or bright line between revenues and gains. FASB Concept Statement No. 6, Elements of Financial Statements provides that revenues “result from an entity’s ongoing major or central operations and activities—that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing.” Gains represent “incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it.” Paragraph 88 of Concept Statement 6 observes that the distinction between revenues and gains is not a clear line:

The definitions and discussion of revenues, expenses, gains, and losses in this Statement give broad guidance but do not distinguish precisely between revenues and gains or between expenses and losses. Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another, and items

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

that are expenses for one kind of entity may be losses for another. For example, investments in securities that may be sources of revenues and expenses for insurance or investment companies may be sources of gains and losses in manufacturing or merchandising companies. Technological changes may be sources of gains or losses for most kinds of enterprises but may be characteristic of the operations of high-technology or research-oriented enterprises. Events such as commodity price changes and foreign exchange rate changes that occur while assets are being used or produced or liabilities are owed may directly or indirectly affect the amounts of revenues or expenses for most enterprises, but they are sources of revenues or expenses only for enterprises for which trading in foreign exchange or commodities is a major or central activity.

In evaluating our current presentation, we also reviewed ASC 360-10-45-5 (a “gain or loss recognized on the sale of a long-lived asset…shall be included in income from continuing operations…”) as well as SEC SAB Topic 5.B, Gain or Loss from Disposition of Equipment (“gains and losses resulting from the disposition of revenue producing equipment should not be treated as adjustments to the provision for depreciation in the year of disposition, but should be shown as a separate item in the statement of income”) and footnote 68 to SAB Topic 13.

Finally, while not authoritative, we reviewed the reporting methodologies of other companies in the leasing industry and found a variety of reporting and presentation approaches, including:

•	Net gain included as separate line item in revenue
•	Net gain included with other income (non-revenue)
•	Gross sales proceeds in revenue and net book value of equipment sold in cost of revenues
•	Net gain included as separate line item in operating expense (i.e., negative expense)
•	Net gain included in depreciation expense with parenthetical disclosure on face of the Statement of Comprehensive Income.

Given the lack of prescriptive reporting guidance and the diversity in practice, we evaluated our current presentation methodology against the Company’s business model. As noted in Item 1 of our Form 10-K, GATX leases, operates, manages and sells long-lived, widely-used assets primarily in the rail and marine markets. The focus of management is to manage the portfolio of assets to generate an appropriate economic return. Often this involves leasing the asset for all or a substantial portion of the asset’s useful life. In other cases, we determine that the best return can be obtained by selling the asset prior to the end of its useful life, in essence “realizing” the potential future cash flows through a current sale. While we may hold and lease an asset for the duration of its useful life, we will pursue whatever strategy results in providing the best economic return for our shareholders. It is also noteworthy that as a complement to our remarking efforts, we are also an active buyer in the secondary markets for assets that fit within our core business model. This “buy, hold or sell” analysis is, in itself, a distinct revenue producing activity that is central to GATX’s business model, with significant resources allocated to it. Accordingly, we believe the presentation of the gains realized on such asset sales within revenues is appropriate.

We have provided separate presentation of remarketing gains on the face of the Statement of Comprehensive Income to enhance transparency for users of our financial statements with respect to these gains.

Lastly, you note that we have not previously segregated any assets on our balance sheet that we intended to sell from our operating assets. We follow the guidance provided in ASC Topic 360 with respect to assets held for sale. As of our balance sheet dates, an immaterial amount of assets met the held for sale criteria and were included with other assets on the balance sheet.

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

6.	Please confirm to us that asset remarketing income, as presented on your statements of comprehensive income, includes only the gain on the sale of previously leased railcars and marine vessels and that no related cost is reflected on another line item. If you do not use a net presentation, please describe for us how you have recognized the proceeds and related cost for the sale of these assets on your Statements of Comprehensive Income.

Amounts reported as remarketing income on our Statements of Comprehensive Income include gains from the sale of owned assets as well as income from residual sharing agreements and fees related to the sale of managed assets. With respect to gains from the sale of owned railcars, vessels and other assets, we confirm that all gains are reported net and that there are no related costs reflected in any other line item. As we noted in our response to Comment No. 5, we believe our presentation of gains (net) as revenues is appropriate.

Consolidated Statements of Cash Flows, page 54

7.	We note that gains on sales of assets are $70.1 million, $43.5 million, and $21.3 million for 2011, 2010 and 2009, respectively. Please tell us the nature of these gains and explain to us which line item(s) on your Statement of Comprehensive Income reflect these gains. Also, for each type of gain (i.e. gain on sale of leased railcars, gain on sale of equipment, etc.), please tell us the amount of related sale proceeds and where that amount is included on your Statements of Cash Flows. For example, we note that your investing activities include a line item for proceeds from sales of other assets and a line item for portfolio proceeds. Please explain to us how the proceeds received in each of these line items correspond to the gains on sales of assets presented in the operating section above.

Gains on sales of assets reported in the Operations component of our Statements of Cash Flows reflect the total gains reported in our Statements of Comprehensive Income and are comprised of gains from the sale of owned assets, which are included in Asset Remarketing income, and scrapping gains from the disposal of railcars at the end of their useful lives and other gains, each of which are included in Other Income. In accordance with ASC Topic 230, proceeds from the sales of assets have been reported in the Investing activities section of our Statement of Cash Flows.

The following tables present the income and related cash proceeds from the activities described above:

	2011	2010	2009
Gains on Sales of Assets
Gains on sale of railcars (1)	$27.3	$17.4	$7.5
Gains on sale of marine vessels and other equipment (1)	12.0	6.4	3.5
Scrapping gains (2)	27.1	18.0	9.7
Other gains (2)	3.7	1.7	0.6
Total	$70.1	$43.5	$21.3

Proceeds from Asset Sales
Proceeds from railcar sales (3)	75.1	45.1	23.9
Proceeds from sales of marine vessels and other equipment (3)	39.7	2.2	20.6
Proceeds from scrapping (4)	42.2	30.4	25.4

(1)	Reported as part of Asset remarketing income on the Statement of Comprehensive Income
(2)	Reported as part of Other Income on the Statement of Comprehensive Income

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

(3)	Reported as part of Portfolio proceeds on the Statement of Cash Flows
(4)	Reported as Proceeds from sales of other assets on the Statement of Cash Flows

Note 22. Legal Proceedings and Other Contingencies

Other Litigation, page 90

8.	We note your disclosure that it is the opinion of management that none of these other matters, when ultimately resolved, will have a material adverse effect on GATX’s consolidated financial position or liquidity, however it is possible that the ultimate resolution of one or more of these other matters could have a material adverse effect on the results of operations in a particular quarter or fiscal year. In light of this potential material adverse effect on the results of operations, we believe that you should disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4. We further note that, in your letter dated November 18, 2011, you indicated that you would disclose an estimate of the possible loss or range of loss or include a statement that such an estimate cannot be made with respect to your other litigation matters and environmental liabilities. Please tell us where you have included such disclosure, or revise accordingly.

In our letter to you of November 18, 2011, we stated we would disclose an estimate of the possible loss or range of loss or include a statement that such an estimate cannot be made with respect to our other litigation matters and environmental liabilities. In our 10-K for the year ended 2011, we disclosed:

•

Regarding our litigation matters, (i) that the Company had recorded accruals totaling $1.8 million at December 31, 2011, for losses related to litigation matters that the Company believes to be probable and for which an amount of loss can be reasonably estimated, (ii) that other litigation matters were pending against the Company for which the amount or range of loss could not be reasonably estimated based on currently available information and, therefore, the Company had not recorded any accruals for these matters, and (iii) that it is possible that the ultimate resolution of one or more of these matters could have a material adverse effect on the results of operations in a particular quarter or year if such resolution results in a significant liability for the Company (or, where an accrual has been recorded, the resolution materially exceeds the accrued amount); and

•

Regarding our environmental matters, (i) that the Company had recorded accruals of $16.7 million for remediation and restoration costs that we believe to be probable and for which the amount of loss can be reasonably estimated and (ii) that future environmental liabilities could have a significant effect on results of operations in a particular quarter or year if the costs of remediation materially exceed the accrued amount as individual site studies and remediation efforts proceed or if new sites arise.

In accordance with ASC 450-20 et seq., we have recorded accruals for contingent liabilities related to litigation matters for which a loss is probable and the amount of loss can be reasonably estimated. However, it is not possible for us to determine a reasonable estimate of the upper end of the range of possible loss for any of the matters for which the Company has recorded an accrual or other litigation matters for which a loss is reasonably possible because (i) the claims do not assert a specific amount of alleged damages and (ii) historical settlement data are not predictive of the ultimate resolution of matters due to the disparate and unique factual

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

circumstances underlying each matter. Similarly, with regard to our environmental matters, we are unable to reasonably estimate the upper end of the range of potential loss because the accrued amounts represent our best estimate of the remediation and restoration costs of the identified cleanup sites based on the information currently available to us.

Although we believe that the disclosure in our 10-K for the year ended December 31, 2011 was responsive to your comment and consistent with our letter to you of November 18, 2011, in order to address your continuing concerns, we will provide additional disclosure in our next quarterly report similar to the following, updated as appropriate for the period (including any estimates of potential loss that we are able to make). For your convenience, set forth below is both a clean version and a version redlined against the language in our 10-K for the period ended December 31, 2011:

CLEAN:

Litigation Accruals

The Company has recorded accruals totaling $1.8 million at December 31, 2011, for losses related to those litigation matters that the Company believes to be probable and for which an amount of loss can be reasonably estimated. However, the Company cannot determine a reasonable estimate of the maximum possible loss or range of loss for these matters given that they are at various stages of the litigation process and each case is subject to the inherent uncertainties of litigation (such as the strength of the Company’s legal defenses and the availability of insurance recovery). Although the maximum amount of liability that may ultimately result from any of these matters cannot be predicted with absolute certainty, management expects that none of the matters for which the Company has recorded an accrual, when ultimately resolved, will have a material adverse effect on GATX’s consolidated financial position or liquidity. It is possible, however, that the ultimate resolution of one or more of these matters could have a material adverse effect on the Company’s results of operations in a particular quarter or year if such resolution results in liability that materially exceeds the accrued amount.

In addition, other litigation matters are pending for which the Company has not recorded any accruals because the Company’s potential liability for those matters is not probable or cannot be reasonably estimated based on currently available information. For those matters where the Company has not recorded an accrual but a loss is reasonably possible, the Company cannot determine a reasonable estimate of the maximum possible loss or range of loss for these matters given that they are at various stages of the litigation process and each case is subject to the inherent uncertainties of litigation (such as the strength of the Company’s legal defenses and the availability of insurance recovery). Although the maximum amount of liability that may ultimately result from any of these matters cannot be predicted with absolute certainty, management expects that none of the matters for which the Company has not recorded an accrual, when ultimately resolved, will have a material adverse effect on GATX’s consolidated financial position or liquidity. It is possible, however, that the ultimate resolution of one or more of these matters could have a material adverse effect on the Company’s results of operations in a particular quarter or year if such resolution results in a significant liability for the Company.

Environmental

GATX is involved in administrative and judicial proceedings and other voluntary and mandatory cleanup efforts at 17 sites, including the Superfund sites, at which it is contributing to the cost of performing the study or cleanup, or both, of alleged environmental contamination. As of

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Securities and Exchange Commission

July 10, 2012

December 31, 2011, GATX has recorded accruals of $16.7 million for remediation and restoration costs that the Company believes to be probable and for which the amount of loss can be reasonably estimated. These amounts are included in other liabilities on GATX’s balance sheet. GATX’s environmental liabilities are not discounted.

The Company did not materially change its methodology for identifying and calculating environmental liabilities in the three years presented. Currently, no known trends, demands, commitments, events or uncertainties exist that are reasonably likely to occur and materially affect the methodology or assumptions described above.

The recorded accruals represent the Company’s best estimate of all costs for remediation and restoration of affected sites, without reduction for anticipated recoveries from third parties, and include both asserted and unasserted claims. However, the Company is unable to provide a reasonable estimate of the maximum potential loss associated with these sites because cleanup costs cannot be predicted with certainty. Various factors beyond the Company’s control can impact the amount of loss the Company will ultimately incur with respect to these sites, including the extent of corrective actions that may be required; evolving environmental laws and regulations; advances in environmental technology, the extent of other parties’ participation in cleanup efforts; developments in periodic environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges associated with these sites could have a significant effect on results of operations in a particular quarter or year if the costs materially exceed the accrued amount as individual site studies and remediation and restoration efforts proceed. However, management believes it is unlikely that the ultimate cost to GATX for any of these sites, either individually or in the aggregate, will have a material adverse effect on its financial position or liquidity.

REDLINE:

Litigation Accruals

The Company has recorded accruals totaling $1.8 million at December 31, 2011, for losses related to those litigation matters that the Company believes to be probable and for which ~~the~~ an amount of loss can be reasonably estimated. However, the Company cannot determine a reasonable estimate of the maximum possible loss or range of loss for these matters given that they are at various stages of the litigation process and each case is subject to the inherent uncertainties of litigation (such as the strength of the Company’s legal defenses and the availability of insurance recovery). Although the maximum amount of liability that may ultimately result from any of these matters cannot be predicted with absolute certainty, management expects that none of these matters for which the Company has recorded an accrual, when ultimately resolved, will have a material adverse effect on GATX’s consolidated financial position or liquidity. It is possible, however, that the ultimate resolution of one or more of these matters could have a material adverse effect on the Company’s results of operations in a particular quarter or year if such resolution results in liability ~~for the Company~~ that materially exceeds the ~~reserved~~ accrued amount).

~~However, as discussed above,~~In addition, other litigation matters are pending ~~against the Company~~ for which the Company has not recorded any accruals because the Company’s potential liability for those matters is not probable or cannot be reasonably estimated based on currently

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

available information.~~amount or range of loss cannot be reasonably estimated based on currently available information and, therefore, the Company has not recorded any accruals for its potential liability in these matters. In addition,~~ For those matters where the Company has not recorded an accrual but a loss is reasonably possible, the Company cannot determine a reasonable estimate of the maximum possible loss or range of loss for these matters given that they are at various stages of the litigation process and each case is subject to the inherent uncertainties of litigation (such as the strength of the Company’s legal defenses and the availability of insurance recovery). ~~The amounts claimed in some of these proceedings are substantial and, while the final outcome cannot be predicted with certainty at this time, considering among other things, meritorious legal defenses and applicable insurance coverages~~ Although the maximum amount of liability that may ultimately result from any of these matters cannot be predicted with absolute certainty, management expects that none of ~~these~~ the matters for which the Company has not recorded an accrual, when ultimately resolved, will have a material adverse effect on GATX’s consolidated financial position or liquidity. It is possible, however, that the ultimate resolution of one or more of these matters could have a material adverse effect on the Company’s results of operations in a particular quarter or year if such resolution results in significant liability for the Company.

Environmental

GATX is involved in administrative and judicial proceedings and other voluntary and mandatory cleanup efforts at 17 sites, including the Superfund sites, at which it is contributing to the cost of performing the study or cleanup, or both, of alleged environmental contamination. As of December 31, 2011, GATX has recorded accruals of $16.7 million for remediation and restoration costs that the Company believes to be probable and for which the amount of loss can be reasonably estimated. These amounts are included in other liabilities on GATX’s balance sheet. GATX’s environmental liabilities are not discounted.

The Company did not materially change its methodology for identifying and calculating environmental liabilities in the three years presented. Currently, no known trends, demands, commitments, events or uncertainties exist that are reasonably likely to occur and materially affect the methodology or assumptions described above.

~~Recorded~~The recorded accruals~~include GATX’s~~ represent the Company’s best estimate of all costs for remediation and restoration of affected sites, without reduction for anticipated recoveries from third parties, and include both asserted and unasserted claims. However, ~~GATX’s~~the Company is unable to provide a reasonable estimate of the maximum potential loss associated with these sites because cleanup costs ~~at these sites~~cannot be predicted with certainty~~due to various~~. Various factors ~~such as~~beyond the Company’s control can impact the amount of loss the Company will ultimately incur with respect to these sites, including the extent of corrective actions that may be required; evolving environmental laws and regulations; advances in environmental technology, the extent of other parties’ participation in cleanup efforts; developments in periodic environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges~~for environmental liabilities~~ associated with these sites could have a significant effect on results of operations in a particular quarter or year if ~~new sites arise or~~the costs materially exceed the accrued amount as individual site studies and remediation and restoration efforts proceed ~~and the costs materially exceed the accrued amount~~. However, management believes it is unlikely that the ultimate costs to GATX for any of these sites~~its identified matters~~, either individually or in the aggregate, will have a material adverse effect on its financial position or liquidity.

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

Note 23. Financial Data of Business Segments, page 92

9.	We note that the amounts of “Share of affiliate earnings” in your joint venture investments accounted for under the equity method exceed 10% of your total consolidated segment profit in each year presented. In the sixth paragraph of Note 23, you disclose that segment profit is the internal performance measure used by the Chief Executive Officer to assess the performance of each segment. In accordance with the guidance in ASC Topic 280-10-55-2, please note that equity method investees can be considered an operating segment for segment reporting purposes if their operating results and performance are reviewed by a chief operating decision maker (CODM) for such purposes as evaluating whether or not to retain the investor-investee relationship. It is unclear to us why you aggregate your joint venture investments within your reportable segments (Rail and Portfolio Management), and why you do not report these equity method investments within a separate reportable business segment. Further, it does not appear that all of the aggregation criteria under the guidance of ASC Topic 280-10-50-11 have been met with respect to the reporting of your joint venture investments within the same reportable business segments as your core business activities. The characteristics and features of your joint venture investments where you do not control their activities do not appear similar with your other operating segments where you can control their activities. In this regard, we note the disclosure on page 13, which indicates that you may not have control over all operational decisions where a joint venture is managed and operated by GATX’s joint venture partner or another third party. In addition, we refer you to our comment above regarding the number of dissimilarities between the activities of your equity method investees and your core business activities. Please also note that it appears the significance of the amount of your affiliate earnings should be measured against reported segment profit (and not revenues), as your share of affiliate earnings is not considered revenues for financial reporting purposes. Specifically, as this amount represents your share of earnings, which is net of the costs and expenses of these entities, the significance of these amounts should be measured against a similar and consistent performance measure, such as segment profit, which is also net of costs and expenses. We refer you to the quantitative threshold guidance in ASC Topic 280-10-50-12 for reporting separate operating segment information. Please revise your financial statements, as appropriate. If you continue to believe that aggregation of these affiliated companies within your current reportable business segments is appropriate, please provide us with all of the reports that were provided to the CODM in 2011 for segment reporting purposes.

We identify our operating segments in accordance with ASC Topic 280-10-55-2, which provides that an operating segment is a component of an entity that has all of the following characteristics:

1.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);
2.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
3.	Its discrete financial information is available.

As stated in Note 23 to our financial statements, segment profit is the internal performance measure that is used by the Chief Executive Officer (the chief operating decision maker, or “CODM”) to assess the financial performance of each segment for a given reporting period. Segment profit reflects all income,

Division of Corporation Finance

Securities and Exchange Commission

July 10, 2012

including earnings from affiliates, net of applicable ownership and operating costs that are directly associated with the maintenance or operation of the income earning assets.

We do not believe that any of our affiliate investments meet the definition of an operating segment because the CODM does not regularly review detailed operating results of those entities for purposes of making resource allocations, such as making additional investments in the investee, evaluating financial performance or assessing whether to retain the investor-investee relationship.

We also believe this presentation is consistent with the objectives stated in ASC Topic 280-10-10-1 because the current segments are aligned with the organizational and management structure of the Company. The affiliates included in the Rail segment own and operate railcar assets and are managed as part of the Rail segment under the oversight of the Rail segment manager. Similarly, our Portfolio Management segment is a diversified collection of asset-based investments that take various forms, including operating lease assets, finance leases, loans secured by long-lived assets, agreements to manage long-lived assets, and joint ventures that operate diverse long-lived assets. The Portfolio Management segment manager is responsible for the overall performance of the segment

Based on this analysis, we believe the current segment presentation is consistent with ASC Topic 280 and reflects the existing structure and management objectives of the Company. Further, based on our view that none of the affiliates meet the definition of an operating segment, we believe the aggregation criteria provided in ASC Topic 280-10-50-11 are not applicable.

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In responding to the Division’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer

Peter J. Falconer

Associate General Counsel,

Corporate Securities